Exhibit (d)(vi)

SSGA Funds Management, Inc.

One Lincoln Street

Boston, MA 02111

October 6, 2015

Jesse D. Hallee, Secretary

The Select Sector SPDR® Trust

100 Huntington Avenue

Mail Stop CPH0326

Boston, MA 02111

Dear Mr. Hallee:

This letter serves to inform you that SSGA Funds Management, Inc., as investment adviser to The Select Sector SPDR® Trust (the “Funds”), agrees until January 31, 2017, to (i) waive up to the full amount of the management fee payable by a Fund, and (ii) to reimburse a Fund for fees and expenses (exclusive of non-recurring account fees and extraordinary expenses, as measured on an annualized basis) to the level of the expense limitation for each Fund stated below:

Fund Name	Expense Limitation	Expiration Date
The Financial Services Select Sector SPDR Fund

The lower of:

i) 0.14% of the Fund’s average daily net assets; and

ii) the Total annual Fund operating expenses of The Financial Select Sector SPDR Fund (“XLF”) as published in the XLF prospectus dated on or about January 31, 2016.

January 31, 2017
The Real Estate Select Sector SPDR Fund

The lower of:

i) 0.14% of the Fund’s average daily net assets; and

ii) The Total annual Fund operating expenses of The Financial Select Sector SPDR (“XLF”) as published in the XLF prospectus dated on or about January 31, 2016.

January 31, 2017

Prior to January 31, 2017, as specified above, this agreement may not be terminated with respect to a Fund without the approval of the Funds’ Board of Trustees. This agreement may, at the option of SSGA Funds Management, Inc., continue after the dates designated above. The terms of the waiver are subject to the terms and conditions of the Investment Advisory Agreement, dated December 1, 2003 and as amended from time to time, between the Trust and SSGA FM (“Advisory Agreement”).

SSGA Funds Management, Inc.		The Select Sector SPDR® Trust

By:		By:
Name:	Ellen M. Needham	Name:	Jesse D. Hallee
Title:	President	Title:	Secretary